PUBLIC

16003752

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: March 31, 2016	
Estimated average burden hours per response . . . 12.00	

SEC Mail Processing Section FEB 26 2016 Washington DC 409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69383

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Battery East Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 255
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker (205) 721-0507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

One Market, Landmark, Suite 620	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

JG

OATH OR AFFIRMATION

I, Michael Sobel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Battery East Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Report of Independent Registered Public Accounting Firm
- [X] (b) Facing page.
- [X] (c) Statement of Financial Condition.
- [ ] (d) Statement of Operations
- [ ] (e) Statement of Changes in Member's Equity
- [ ] (f) Statement of Cash Flows
- [ ] (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (h) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
- [ ] (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (j) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (m) An Oath or Affirmation.
- [ ] (n) A copy of the SIPC Supplemental Report.
- [ ] (o) Exemption from SEA Rule 15c3-3

CALIFORNIA JURAT WITH AFFIANT STATEMENT
GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________ See attached
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | *Signature of Document Signer No. 2 (if any)*

State of California

County of San Francisco

TAYLOR BRUNS
Commission # 2050313
Notary Public - California
San Francisco County
My Comm. Expires Dec 25, 2017

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 25 (*Date*) day of Feb (*Month*), 2016 (*Year*), by

(1) Michael

(2) ______________________________

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ______________________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

BATTERY EAST GROUP, LLC

December 31, 2015

Table of Contents

EisnerAmper LLP
One Market, Landmark, Suite 620
San Francisco, CA 94105
T 415.974.6000
F 415.974.5488

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members of
Battery East Group, LLC

We have audited the accompanying statement of financial condition of Battery East Group, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Battery East Group, LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

EisnerAmper LLP

San Francisco, CA
February 25, 2016

Battery East Group, LLC
Statement of Financial Condition
December 31, 2015

Assets		
Cash	$	2,171,048
Receivable from member		502
Fixed assets, net of accumlated depreciation of $9,777		23,038
Prepaid expenses and other assets		187,687
Total Assets	$	2,382,275
Liabilities and Members' Equity		
Accounts payable and accrued expenses	$	85,365
Total Liabilities		85,365
Members' equity		2,296,910
Total Liabilities and Members' Equity	$	2,382,275

see accompanying notes

BATTERY EAST GROUP, LLC

December 31, 2015

Notes to the Financial Statements

1. Organization and Summary of Accounting Policies

Organization and Nature of Business
Battery East Group, LLC (the "Company") is a Delaware Limited Liability Company formed on August 29, 2013, and its principal place of business is located in San Francisco, California. The Company is a private placement broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC"), on August 15, 2014 and is regulated by the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker-dealer in the state of California effective August 20, 2014, and also registered with 15 additional states. Michael Sobel and Barrett Cohn are the two managing members of the Company.

In accordance with the Company's operating agreement, the Company will continue in existence unless dissolved by both members.

The Company is an investment banking advisory firm providing advice to corporations, private equity investors, partnerships and institutions. The Firm provides high quality independent advice and transaction execution capabilities to corporations and investors in connection with secondary market transactions in private company shares.

The Company does not hold customer funds or safe keep customer securities and is therefore exempt from SEC Rule 15c3-3 under the provisions provided for in subparagraph (k)(2)(i).

Basis of Presentation
The financial statements of the Company have been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP-basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Investment Banking Success Fees / Commission Income
Investment banking services are performed pursuant to engagement letters that specify the services to be provided and fees and reimbursements to be paid. Success fees and commission income from private placements are recognized upon completion of the transaction process. Costs associated with transaction fees are expensed as incurred.

Cash
The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Deposits held by commercial bank may, at times, exceed federally insured limits. The Company has never experienced any losses related to this balance. As of December 31, 2015, there were no cash equivalents.

Furniture and Equipment
The Company has established accounting policies which establish the minimum cost (capitalization amount) that is used to capitalize assets above certain thresholds. Capitalized assets are depreciated over their useful lives of three years to five years.

Income Taxes
The Company was formed as a Delaware Limited Liability Company ("LLC"). LLC's are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLC be included in the tax returns of the individual members.

1. Organization and Summary of Accounting Policies, continued

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. There are no uncertain tax positions as of December 31, 2015.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable.

Significant Customers
For the year ended December 31, 2015, one of the three customers accounted for 88% of total revenue.

2. Fixed Assets

The components of the Company's fixed assets at December 31, 2015 are as follows:

Furniture and equipment	$18,924
Computers and electronics	13,891
	32,815
Less: Accumulated depreciation	(9,777)
Net fixed assets	$23,038

Depreciation expense totaled $6,842 for the year ended December 31, 2015.

3. Members' Equity

The Company is a limited liability company and, as such, no member shall have any personal liability to the Company, any other member or to any creditor of the Company for the debts of the Company beyond the amount contributed by the member to the Company.

Contributions and withdrawals by the member may be made from time to time with the consent and approval of the managing members as set forth in the Company's LLC Agreement.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) (the "Rule"), which, among other items, requires the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital, both as defined by the Rule, of 8 to 1 for the first year and 15 to 1 thereafter. The Rule also restricts the timing and amounts of capital withdrawals or dividends paid. At December 31, 2015, the Company had net regulatory capital of $2,085,683, which was $2,079,992 in excess of its minimum required net capital of $5,691. The Company's ratio of aggregate indebtedness to net capital was .04 to 1.0 as of December 31, 2015.

5. Commitments and Contingencies

The Company entered into a lease agreement for its location at One Ferry Building, Suite 255, San Francisco, CA 94111. Such lease agreement was entered into on November 1, 2013, and was for a period of 12 months, at a base rate of $8,000 per month. Effective November 1, 2014, the lease agreement reverted to a month-to- month basis, at a rate of $8,750 per month. Effective November 1, 2015 the monthly base rent amount increased to $9,012.

6. Indemnifications

The Company enters into contracts that contain various indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of material loss to be remote.

7. Subsequent Events

Member distributions paid subsequent to December 31, 2015 totaled $482,157.